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April 1, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin, Staff Attorney

Re:	Apex Technology Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed March 11, 2021
File No. 333-252712

Dear Mr. Austin:

On behalf of our client, Apex Technology Acquisition Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated March 25, 2021, regarding the amended registration statement mentioned above (the “Registration Statement”). In connection with this letter, the Company is filing via EDGAR amendment no. 2 to the Registration Statement (the “Revised Registration Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Company’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Registration Statement.

April 1, 2021

Amendment No. 1 to Form S-4 filed March 11, 2021

The Background of the Business Combination, page 96

1. We note the revisions made on page 100 in response to prior comment 6. We also note the AvePoint projected financial information provided on page 102. Please further revise to describe both William Blair’s financial analysis and the comparable analysis performed by the AvePoint board.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100 of the Revised Registration Statement.

Customers Across Diversified Industries, page 181

2. Your response to prior comment 27 indicates that this graph includes examples of customers and the industries that you serve or have served. Please provide a note to this graph noting that, if true, not all of the identified companies are current customers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 181 of the Revised Registration Statement to replace the graphic at the top of the page with a graphic that provides a representative population of AvePoint’s current customers across diversified industries.

AvePoint Management and Discussion of Financial Condition and Results of Operations

Key Business Metrics, page 202

3. We have reviewed your response to prior comment 11 that you believe a more accurate evaluation of your business is through representation of total customer count. Please tell us your consideration of including your total customer count for each period presented.

Response: In response to the Staff’s comment, the Company notes that AvePoint did consider disclosing total customer count for the periods presented but AvePoint believes that the best customer-centric metric representing the health of AvePoint’s business is through the number of AvePoint customers that have an ARR exceeding $100,000. As such, the Company has disclosed this figure as one of AvePoint’s key business metrics within the section titled “AvePoint Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 202 and 203 of the Revised Registration Statement.

4. We note your response to prior comment 12, including your statement that ARR is not a forecast and the active contracts at the end of the reporting period used in calculating ARR may or may not be extended or renewed by AvePoint’s customers. Please consider adding disclosure that balances this metric in light of the fact that it prospectively annualizes subscription revenue from customers that sign contracts for less than one quarter in duration. In this regard, consider separately disclosing your Total Core ARR and your Total MRR, and providing an additional metric concerning your customer churn or ability to retain customers with contracts that are less than one quarter in duration.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 202 of the Revised Registration Statement to further clarify that (a) while AvePoint’s does prospectively annualize its subscription revenue, AvePoint’s MRR is attributable to its Channel business and that (b) AvePoint’s customer contracts used in calculating MRR may not be extended or renewed by AvePoint’s customers.

Given the newly created nature of AvePoint’s channel business line (and thus the short history of meaningful AvePoint MRR data) and its growth, the Company does not believe that sufficient data exists related to AvePoint’s customer churn for such data to be a meaningful metric. As such, the Company notes that AvePoint does not manage its Channel business line using this customer churn metric nor does AvePoint actively track it. On a going forward basis, AvePoint will endeavor to disclose such metrics as and when AvePoint achieves a material enough data set such that those metrics will be indicative of AvePoint’s overall growth.

Comparison of Years Ended December 31, 2020 and December 31, 2019

Revenue, page 207

5. We have reviewed your response and expanded disclosure in response to prior comment 13. We repeat our prior comment to disclose disaggregated revenue amounts for on-premise termed licenses and SaaS software. In addition, revise to disclose

April 1, 2021

the amount of revenue recognized from the sale of perpetual on-premise licenses. Please expand your discussion to identify and quantify the material factors in each of your revenue offerings. For example, identify and quantify the change in each revenue stream by new customer and existing customers.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 207, 208, 210, and 211 of the Revised Registration Statement to disclose AvePoint’s disaggregated revenue amounts for on-premises termed licenses and SaaS software, to disclose the amount of AvePoint’s revenue recognized from the sale of perpetual on-premises licenses, and to expand on the material factors in each of AvePoint’s revenue offerings.

6. We have reviewed your response and expanded disclosure in response to prior comment 14. Your expanded disclosure that the geographic composition of revenues did not meaningfully shift is unclear to us. For example, each of your geographic regions experienced significant growth in 2020 compared to 2019, such as your North America region that experienced revenue growth of 39.5% for the year ended December 31, 2020 compared to the year ended December 31, 2019. In addition, your EMEA revenue increased 29.0% for the year ended December 31, 2019 compared to the year ended December 31, 2018. As such, we repeat our prior comment 14 to expand your disclosure to identify and quantify the material factors for the changes in revenue in your geographic regions. Refer to Section III.B of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 208 and 211 of the Revised Registration Statement to provide additional context as to the factors driving changes in AvePoint’s revenue in different geographic regions.

Cash Flows

Operating Activities, page 215

7. We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 215 of the Revised Registration Statement to provide additional context as to the factors driving changes in AvePoint’s operating cash flows.

Consolidated Statements of Operations, page F-3

8. We note your response to prior comment 20. Please explain and disclose in greater detail how you concluded that your allocation of depreciation to amortization to cost of revenues would be less than 1% of total cost of revenue.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-11 and F-21 of the Revised Registration Statement. The Company notes that AvePoint utilized its organizational headcount to estimate the amount of depreciation and amortization that would be allocated to AvePoint’s cost of revenue. Specifically, the Company advises that AvePoint has calculated the ratio of its organizational headcount directly associated with AvePoint’s cost of revenue to AvePoint’s total headcount and ultimately calculated an estimated depreciation and amortization allocation amount of approximately $0.4 million or 1% of cost of revenue for all years presented.

April 1, 2021

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page F-9

9. We note your response to prior comment 21 and your expanded disclosure. Please expand upon your disclosure, that, “deferred revenue decreased as a result of recognition of revenue related to certain subscription offerings, which under ASC 605 were generally recognized over the life of the related customer agreements, but under ASC 606 are recognized at a point in time upon delivery of an on-premises termed license.” In this regard, it is unclear if you are referring to SaaS arrangements or licensing arrangements. Refer to ASC 606-10-55-54(a) and 985-20-15-5.

Response: In response to the Staff’s comment, the Company notes that its intention was to refer to AvePoint’s licensing arrangements. The Company has revised its disclosures on pages F-9]and F-10 of the Revised Registration Statement to clarify that the decrease in AvePoint’s deferred revenue was specifically attributable to AvePoint’s on-premises termed licenses.

Revenue Recognition, page F-12

10. We note your response to prior comment 26. It is unclear how you have responded to our comment as your revised disclosure does not appear to disclose that you do not sell your on-premises termed licenses on a standalone basis. Please clarify or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages F-14 and F-15 of the Revised Registration Statement to clarify that AvePoint does not sell its on-premises termed licenses on a standalone basis.

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April 1, 2021

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at brian.paulson@lw.com or (650) 463-4662.

Sincerely,
/s/ Brian D. Paulson
Brian D. Paulson of LATHAM & WATKINS LLP

cc:	Larry Spirgel, Office Chief

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Jeff Epstein, Co-Chief Executive Officer of Apex Technology Acquisition Corporation

Steven Fletcher, Advisor to Apex Technology Acquisition Corporation

Brian Brown, Chief Operating Officer and General Counsel of AvePoint, Inc.

Josh Dubofsky, Latham & Watkins LLP

John McKenna, Cooley LLP

Brian Leaf, Cooley LLP